Dynamic Ventures Corp.

8776 E. Shea Blvd. Suite B3A-615

Scottsdale, AZ 85260

November 17, 2010

Via EDGAR

Jenn Do

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Do:

Re:

Dynamic Ventures Corp. (the “Company”)

Item 4.01 Form 8-K

Filed November 10, 2010

File No. 333-163913

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response.

Form 8-K Filed November 10, 2010

1.    You state that there have been no disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accountant, would have caused the Former Accountant to make reference thereto in its report on the Company’s financial statements.  Please revise your filing to disclose, if true, there were no such disagreements during your two most recent fiscal years through the date of dismissal.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

ANSWER:  The following disclosure was added to the Form 8-K at the end of the second paragraph:

“…, during the Company’s two most recent fiscal years through the date of dismissal.

2.       To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements make in your revised Form 8-K.

ANSWER:  An updated Exhibit 16 letter is enclosed with the amended 8-K.

Please contact me if you have any further questions.

Yours truly,

DYNAMIC VENTURES CORP.

Per: /s/ Dave Brown

Dave Brown

Secretary